SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Rua São José n° 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ) 33.042.730/0001-04

NOTICE TO THE MARKET

COMPANHIA SIDERURGICA NACIONAL informs its shareholders and the market, in addition to the Notice to the Market released on August 20, 2008 and the Material Facts released on September 29, 2008, October 17, 2008 and October 21, 2008 related to the strategic partnership involving the sale of 40% of the capital stock of Nacional Minérios S.A. (“NAMISA”), the following:

•	NAMISA shall receive investments of US$2 billion in order to make its expansion plan feasible, planned as follows:

• US$700 million in the processing plant of crude ore which will be purchased from Casa de Pedra. In the long-term, NAMISA will receive a volume of crude ore enough to produce 20 million of final product.

• US$100 million to increase the production capacity of NAMISA’s assets.

• US$1.2 billion will be used in the construction of two pelletizing plants with capacity of 12 million tonnes of pellets.

•	Namisa is studying several ways to finance its investments, including a possible participation of international banks in fostering infrastructure and development projects.

•	NAMISA’s estimated mineral resources are of approximately 2 billion tonnes, with estimated reserves of 600 million tonnes, with an iron percentage between 40% and 60%.

•	NAMISA’s production and sales schedule is as follows:

	2009	2010	2011	2012	2013	2014	2015
Sales	18,170	21,181	21,181	30,131	38,364	38,964	38,964

Third parties
Purchase	5,400	5,400	5,400	5,465	7,800	6,000	6,000

NAMISA
Production	12,770	15,781	15,781	24,666	30,564	32,964	32,964

  NAMISA’s processing and production cost is currently US$10.00 per tonne, which jointly to the port and railway costs totals US$22.00.
  The production cost of iron ore from Casa de Pedra reaches US$18.00 per tonne, including port and railway transportation.
  The cost per tonne in the acquisition of ore from third parties by NAMISA in 2008 ranges from US$20.00 to US$40.00 per tonne, depending on the quality and place of delivery.

Rio de Janeiro, November 4, 2008

Companhia Siderúrgica Nacional
Otávio de Garcia Lazcano
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.